June 2, 2014

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds (File Nos. 333-53432 and 811-10263)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on April 15, 2014 regarding Post-Effective Amendment No. 53 (“PEA 53”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on February 28, 2014. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 53.

The changes to the Funds’ prospectus, as described below, are included in Post-Effective Amendment No. 54 to the Registrant’s Registration Statement, filed on April 30, 2014.

Prospectus

1.	For each Fund, confirm supplementally that the Expense Example reflects the fee waiver.

The Registrant confirms supplementally that each Fund’s fee waiver is reflected in the first year of the Expense Example. The Expense Example for each Fund does not reflect a fee waiver for subsequent years because the contractual obligation to waive fees does not extend beyond one year.

2.	Include a parenthetical reference to “junk bonds” following “high yield” in the footnote to the glide path table for all applicable Date Target Funds.

The Registrant added a parenthetical reference to “junk bonds” following “high yield” in the footnote to the glide path table for each Date Target Fund, as applicable.

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3.

To the extent that a Date Target Fund discusses the risks of investing in convertible securities, disclose in each Date Target Fund’s “Principal Investment Strategies” section the Fund’s investments in convertible securities.

The Registrant confirms supplementally that such disclosure is included in the third footnote to the table in the “Principal Investment Strategies” section of each Date Target Fund, with parallel risk disclosure for those Date Target Funds to the extent required by Item 4(b)(1) of Form N-1A.

4.	To the extent that a Date Target Fund discusses the risks of investing in emerging markets, disclose the Date Target Fund’s emerging markets investment strategy.

The Registrant confirms supplementally its belief that the “Principal Investment Strategies” section includes disclosure discussing the Fund’s investments in emerging markets. Each Date Target Fund is a fund-of-funds comprised entirely of investments in other series of the Trust, namely, the Select Funds, whose investment objectives, strategies and risks are also included in the statutory prospectus. Each Date Target Fund clearly identifies its allocation to the respective Select Funds that provide exposure to emerging markets in the glide path table in its “Principal Investment Strategies” section. In addition, the Registrant notes that it does not utilize the summary prospectus delivery option, and therefore each investor in a Date Target Fund will receive the entire, complete statutory prospectus, including the “Principal Investment Strategies” sections for each of the Select Funds whose allocation provides exposure to emerging markets. The Registrant therefore believes that the “Principal Investment Strategies” section adequately discusses each Date Target Fund’s allocation to the Select Funds that provide exposure to emerging markets.

5.

To the extent that a Fund discusses investments in floating rate loans, please add disclosure discussing that floating rate loans are often rated below investment grade and are considered to be inherently speculative.

The Registrant has added the requested disclosure for each Fund that invests in floating rate loans.

GuideStone Funds Conservative Allocation Fund

6.	In the “Principal Investment Strategies” section, disclose that the Fund invests in funds that invest in high yield securities.

The Registrant added the following disclosure regarding high-yield securities as the first footnote to the glide path table in the “Principal Investment Strategies” section: “These target allocations may include investment grade and high yield (‘junk bond’) fixed-income classes and may include foreign and domestic investments.”

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7.	In the “Principal Investment Strategies” section, disclose that the Fund invests in funds that invest in derivatives.

The Registrant confirms supplementally that such disclosure is included in the second footnote to the table in the “Principal Investment Strategies” section.

8.	In the “Principal Investment Strategies” section, disclose that the Fund invests in funds that invest in value, growth and natural resources securities.

The Registrant confirms supplementally its belief that the “Principal Investment Strategies” section includes disclosure discussing the Fund’s investments in value, growth and natural resources securities. The Registrant notes that its response to this comment is substantially similar to its response to Comment No. 4 above with respect to disclosure regarding investments in emerging markets.

GuideStone Funds Balanced Allocation Fund

9.	In the “Principal Investment Strategies” section, disclose that the Fund invests in funds that invest in high yield securities.

The Registrant added the following disclosure regarding high-yield securities as the first footnote to the glide path table in the “Principal Investment Strategies” section: “These target allocations may include investment grade and high yield (‘junk bond’) fixed-income classes and may include foreign and domestic investments.”

10.	In the “Principal Investment Strategies” section, disclose that the Fund invests in funds that invest in derivatives.

The Registrant confirms supplementally that such disclosure is included in the second footnote to the table in the “Principal Investment Strategies” section.

GuideStone Funds Growth Allocation Fund

11.	In “Principal Investment Strategies” section, disclose that the Fund invests in real estate and small-capitalization securities.

The Registrant confirms supplementally its belief that the “Principal Investment Strategies” section includes disclosure discussing the Fund’s investments in real estate and small-capitalization securities. The Registrant notes that its response to this comment is substantially similar to its response to Comment No. 4 above with respect to disclosure regarding investments in emerging markets.

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GuideStone Funds Conservative Allocation Fund I

12.	In the “Principal Investment Strategies” section, disclose that the Fund invests in high-yield securities.

The Registrant added the following disclosure regarding high-yield securities as a footnote to the table in the “Principal Investment Strategies” section: “These target allocations may include investment grade and high yield (‘junk bond’) fixed-income classes and may include foreign and domestic investments.”

GuideStone Funds Low-Duration Bond Fund

13.	In the “Principal Investment Strategies” section, provide a plain English explanation of “duration” and the impact of interest rates on investments in the Fund.

The Registrant added the following explanation of the term “duration” to the “Principal Investment Strategies” section: “Duration measures the expected life of a fixed-income security, and its sensitivity to changes in interest rates. The longer a fixed-income security’s duration, the more sensitive that security will be to changes in interest rates.”

GuideStone Funds Medium-Duration Bond Fund

14.	Confirm supplementally that if the Fund sells credit default swaps, the Fund will cover the transaction to the full notion amount.

The Registrant confirms supplementally that if it sells credit default swaps, the Fund will cover the transaction to the full notion amount.

GuideStone Funds Inflation Protected Bond Fund

15.	Revise the Fund’s 80% test by replacing “inflation-indexed debt securities” with “bonds” to indicate that the Fund will invest 80% of its assets in bonds.

Section 35(d) of the 1940 Act makes it unlawful for any registered investment company to adopt as part of the name or title of the company any word or words that the Commission finds are materially deceptive or misleading. Pursuant to this rulemaking authority, the Commission adopted Rule 35d-1 under the 1940 Act. Rule 35d-1(a)(2) states that “a name suggesting that the Fund focuses its investments in a particular type of investment or investments” is materially deceptive or misleading unless “the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments . . . suggested by the Fund’s name….”

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The Fund has a policy to invest mainly (80% of its net assets, plus borrowings for investment purposes) in inflation-indexed debt securities. Under the requirements of Rule 35d-1, this policy must cause that fund to invest “in the particular type of investments…suggested by the Fund’s name….” The Registrant believes that the terms “debt securities” and “bonds” are essentially synonymous, and encompass investments that are debt securities senior to the equity portion of the issuer’s capital structure or similar governmental obligations. The Registrant believes that a policy to invest in “debt securities” is wholly consistent with a name that contains the term “bond” both in the context of Section 35(d) and Rule 35d-1.

The Registrant notes that this position does not appear to be unique in the industry. Other funds that use the word “bond” in their name take a similar stance. See e.g. Wells Fargo Inflation-Protected Bond Fund, Fidelity Inflation-Protected Bond Fund, and MFS® Inflation-Adjusted Bond Fund. Accordingly, the Registrant respectfully declines the Staff’s comment.

16.	Change the word “concentrate” in the second bullet point in the “Principal Investment Strategies” section.

The Registrant changed the word “concentrate” in the second bullet point in the “Principal Investment Strategies” section to “invest” so that the sentence reads as follows: “The Fund may invest its assets in securities of a relatively small number of issuers of inflation-indexed bonds, primarily U.S. and foreign governments.”

GuideStone Funds Global Bond Fund

17.	Revise the Fund’s 80% test by replacing “fixed income instruments” with “bonds” to indicate that the Fund will invest 80% of its assets in bonds.

The Registrant notes that its response to this comment is substantially similar to its response to Comment No. 15 above. Accordingly, the Registrant respectfully declines the Staff’s comment. The Registrant notes that this position does not appear to be unique in the industry. Other funds that use the word “bond” in their name take a similar stance. See e.g., Guggenheim U.S. Intermediate Bond Fund, John Hancock Global Bond Fund, AllianceBernstein Bond Inflation Strategy Fund and Delaware Core Bond Fund.

18.	In the “Principal Investment Strategies” section, disclose that the Fund invests in emerging markets.

The Registrant confirms supplementally that the emerging markets investment strategy is disclosed in the second sub-bullet point of the second bullet point in the “Principal Investment Strategies” section as follows: “The Fund invests in globally diversified fixed-income securities and rotates portfolio allocations among global sectors, including . . . [h]igh yield and investment grade corporate securities located in non-U.S. developed and emerging markets.”

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GuideStone Funds Flexible Income Fund

19.

Include a parenthetical reference to “junk bonds” following the reference to “below investment grade fixed income securities” in the first paragraph of the Fund’s “Principal Investment Strategies” section.

The Registrant added the requested disclosure.

GuideStone Funds Defensive Market Strategies Fund

20.	Disclose the market capitalization of the securities in which the Fund invests.

The Registrant confirms supplementally that the Fund may invest in securities with any market capitalization, as provided by the Fund’s principal investment strategy, which discusses that the Fund seeks to provide returns consistent with the equity market, but with lower volatility when compared to the equity market. Since the Fund’s investment objective is to reduce volatility with respect to the equity market on the whole, the Fund does not focus its investments in any one market capitalization category. Therefore, the Registrant respectfully declines the Staff’s comment.

21.	Please confirm that expenses associated with short sales are included in the fee table.

The Registrant confirms supplementally that expenses associated with short sales are included in the fee table.

22.	In the “Principal Investment Strategies” section, explain in plain English the meaning of the phrase “out of the money.”

The Registrant has added the requested the requested disclosure.

23.	In the “Principal Investment Risks” section, disclose the risks associated with investments in emerging markets.

The Registrant confirms supplementally that the Fund’s exposure to emerging markets is de minimis. Therefore, the Registrant believes that further disclosure is unnecessary and respectfully declines the Staff’s comment.

24.	In the “Principal Investment Risks” section, disclose the risks associated with the Fund’s investments in convertible securities.

The Registrant confirms supplementally that the risks associated with the Fund’s investments in convertible securities are disclosed in the “Principal Investment Risks” section as follows: “In addition to the interest rate and credit risks applicable to fixed-income securities, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company when that stock price approaches or is greater than the convertible security’s ‘conversion price.’”

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25.	In the “Principal Investment Risks” section, disclose the risks associated with the Fund’s investments in depository receipts.

The Registrant added the following disclosure to the “Principal Investment Risks” section regarding the risks associated with investments in depository receipts: “In addition, the Fund may invest in securities issued by foreign companies through American Depositary Receipts (“ADRs”) and U.S. dollar-denominated foreign stocks trading on U.S. exchanges. These securities are subject to many of the risks inherent in investing in foreign securities, including, but not limited to, currency fluctuations and political and financial instability in the home country of a particular ADR or foreign stock.”

GuideStone Funds Real Assets Fund

26.	In the “Principal Investment Strategies” section, disclose that the Fund invests in high-yield securities.

The Registrant added the following disclosure regarding the Fund’s investments in high-yield securities as the second footnote to the asset allocation table in the “Principal Investment Strategies” section: “These target allocations may include investment grade and high yield (“junk bond”) fixed-income classes and may include foreign and domestic investments.”

27.	In the “Performance” section, include narrative language from Item 4(b)(2)(i) of Form N-1A that past performance is not necessarily an indication of how the Fund will perform in the future.

The Registrant added the requested disclosure.

28.	In the “Management” section, correct the date on which Ronald Dugan began managing the Fund.

The Registrant has corrected the date on which Ronald Dugan began managing the Fund to reflect that he has been managing the Fund since July 2013.

GuideStone Funds Real Estate Securities Fund

29.	In the “Principal Investment Strategies” section, include “plus borrowings for investment purposes, if any” as part of the Fund’s 80% test.

The Registrant added “plus borrowing for investment purposes, if any” to the Fund’s 80% test.

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30.	In the “Principal Investment Risks” section, disclose the risks associated with investments in small-capitalization companies.

The Registrant added the following disclosure to the “Principal Investment Risks” section regarding the risks associated with investing in small-capitalization companies: “Small-sized companies have historically been more volatile and less liquid than an investment in a larger company. Small companies generally are more sensitive to adverse business and economic conditions than larger, more established companies. Small companies may have limited financial resources, management experience, markets and product diversification.”

GuideStone Funds Value Equity Fund

31.	In the “Principal Investment Strategies” section, include “plus borrowings for investment purposes, if any” as part of the Fund’s 80% test.

The Registrant added “plus borrowing for investment purposes, if any” to the Fund’s 80% test.

32.	Confirm supplementally that for the purposes of the Fund’s 80% test that futures are valued at market value and not notional value.

The Registrant confirms supplementally that for the purposes of the Fund’s 80% test, futures are valued at market value and not notional value.

33.	Confirm supplementally that any convertible securities included in the Fund’s 80% test are immediately convertible into equity securities.

In footnote 43 of the adopting release for Rule 35d-1 under the 1940 Act (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name. The Registrant notes that Rule 405 of the Securities Act of 1933 defines equity securities as: “[a]ny stock or similar security . . .. or any securities convertible, with or without consideration into such a security….” The Registrant believes that convertible securities may begin to possess economic characteristics of stock before they become immediately convertible into common stock. As a result, the Registrant believes that it is reasonable to define equity securities to include all securities that are convertible into equity securities, regardless of the timing of the conversion feature. The Registrant notes further that it held no convertible securities as of December 31, 2013, and does not anticipate holding significant amounts of convertible stock at present, and as a result this discussion appears to be largely moot, or at least theoretical, at this time. Accordingly, the Registrant respectfully declines the Staff’s comment.

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34.	To the extent the Fund invests in unsponsored ADRs, add disclosure discussing the risks of investing in unsponsored ADRs in the “Principal Investment Risks” section.

The Registrant confirms supplementally that the Fund does not invest in unsponsored ADRs.

35.	In the “Principal Investment Risks” section, disclose the risks of futures, rights and warrants, if appropriate.

The Registrant confirms supplementally that the disclosure of the risks of futures, rights and warrants is not appropriate for the Fund at this time.

GuideStone Funds Small Cap Equity Fund

36.	In the “Principal Investment Strategies” section, include “plus borrowings for investment purposes, if any” as part of the Fund’s 80% test.

The Registrant added “plus borrowing for investment purposes, if any” to the Fund’s 80% test.

37.

In the “Principal Investment Strategies” section, the fund states that it will “invest mainly (at least 80% of its net assets and typically more) in common stocks of U.S. companies that, at the time of purchase, are in the small capitalization segment of the U.S. equity market, consistent with the capitalization range of the companies comprising the Russell 2000 index.…” It is the Staff’s position that a “small cap” investment company that determines the capitalization of its portfolio securities against an index must use the capitalization range of the index fixed at the time that index was most recently reconstituted, and may not use the capitalization range as it may subsequently fluctuate between index reconstitution dates. Please amend your disclosure to clarify that the Fund will invest consistently with this position.

The Small Cap Equity Fund states that it “invests mainly (at least 80% of its net assets and typically more) in common stocks of U.S. companies that, at the time of purchase, are in the small capitalization segment of the U.S. equity market, consistent with the capitalization range of the companies comprising the Russell 2000 Index.…” This definition of “small capitalization” inherently adjusts to reflect the market capitalizations of the Russell 2000 Index. In doing so, it provides shareholders with two concrete benefits: (1) it provides shareholders with a clear definition of small capitalization, and (2) it minimizes the possibility of style drift. In contrast to the staff’s proposal, which essentially will freeze the range of the index for yearly periods (the period of time between reconstitution dates of the index), the Fund’s current definition of “small capitalization” allows the Fund to invest in a universe of stocks that adjusts at any given point of time to represent what are generally considered to be small capitalization stocks. In addition to the benefits inuring to shareholders, the Registrant believes that its current policy is consistent with past Commission and staff pronouncements in this area.

Securities and Exchange Commission June 2, 2014 Page 10

The Registrant notes that the Names Rule does not govern investment company names that include the phrase “small capitalization”. (See Adopting Release, text accompanying footnote 42). The Commission acknowledges in the Adopting Release that the “Division [of Investment Management] will continue to scrutinize investment company names not covered by the proposed rule,” however it goes on to state, “In determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” (Adopting Release, text accompanying notes 43-44). The Commission goes on to state: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. (Adopting Release, note 43) (emphasis added). The Staff has noted in the past that a definition is appropriate if it is consistent with common usage, See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994), which we submit is the case.

The Registrant believes that there is nothing in the name “Small Cap Equity Fund,” or the Fund’s stated investment policies, that would cause a reasonable investor to conclude that the Fund invests in a manner inconsistent with its investment policies. The Registrant further believes the Fund’s definition of the term is reasonable, and is consistent with common usage. As a result, the Registrant respectfully declines to accept the Staff’s comment.

GuideStone Funds International Equity Fund

38.	Confirm that the costs associates with short sales are accounted for in the fee table.

The Registrant confirms supplementally that the costs of short sales are accounted for in the fee table.

GuideStone Funds Global Natural Resources Equity Fund

39.	To the extent that acquired fund fees and expenses are greater than one basis point, please include a separate line item in the fee table for any such acquired fund fees and expenses.

The Registrant added a separate line item in the fee table reflecting “acquired fund fees and expenses.”

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40.

In the “Principal Investment Risks” section, change the language indicating that the Fund concentrates its investments in the “natural resources sector” to mirror the language in the fundamental strategies listed in the Statement of Additional Information which provides that the Fund concentrates its investments in the securities of companies considered to be principally engaged in natural resources industries.

The Registrant revised the requested disclosure.

*          *          *          *          *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple

cc:	Melanie Childers
GuideStone Capital Management, LLC

Donald Smith
K&L Gates LLP